October 13, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation of Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Mr. Tim Buchmiller, Esq.
Mr. Geoff Kruczek, Esq.

	Re:	Inphi Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 10, 2015
File No. 001-34942

Dear Messrs. Buchmiller and Kruczek:

On behalf of Inphi Corporation (“Inphi” or the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 30, 2015, with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2014 filed on March 10, 2015 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

General

1.

You state on page 5 that Samsung, including its subcontractors, accounted for 18% of your sales in 2014. We are aware of publicly available information indicating that Samsung operated in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors, joint venture partners or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of those countries or entities they control.

Inphi Corporation

2953 Bunker Hill Lane, Suite 300, Santa Clara, CA 95054

408-217-7300 ● Fax 408-217-7350 ● www.inphi.com

Response

The Company confirms to its knowledge that:

●

Inphi has not had any past, and does not have current or anticipated, contacts with Sudan or Syria, whether through customers, distributors, joint venture partners, or other direct or indirect arrangements; and

●

Inphi does not provide products and technologies to Sudan or Syria, directly or indirectly, nor does Inphi have any agreements, arrangements, or other contacts with the governments of Sudan or Syria or entities they control.

Inphi is a fabless semiconductor company that designs, develops, and sells components to original equipment manufacturers (“OEMs”) either directly or indirectly through distributors, manufacturers, original design manufacturers (“ODMs”), and sub-systems providers. Samsung Electronics Co. Ltd. (“Samsung”) is one of many Inphi customers that purchase certain Inphi components classified as EAR99. Inphi understands that Samsung incorporates Inphi components as one of the many components into Samsung’s memory modules, which are then sold to other OEMs and end-users. Inphi believes that Samsung sells the memory modules world-wide and believes that Samsung does not provide Inphi information about Samsung’s customers of the memory modules. Further, Samsung does not order any Inphi products to be shipped to Sudan or Syria or for use in Sudan or Syria. Therefore, Inphi has no information or reason to believe that Inphi products are being sent by Samsung to Sudan or Syria.

In addition, Inphi’s terms and conditions that govern the sale of products to Samsung, including its subcontractors, explicitly prohibit Samsung to export products in violation of U.S. export regulations. Specifically, Inphi’s terms and conditions state the following:

Customer agrees to comply with all U.S. export regulations which control the Products it purchases from Inphi, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms and Regulations administered by the U.S. Department of State.

Inphi Corporation

2953 Bunker Hill Lane, Suite 300, Santa Clara, CA 95054

408-217-7300 ● Fax 408-217-7350 ● www.inphi.com

Inphi conducts its business in compliance with all applicable U.S. exports laws and regulations. Inphi has implemented several safeguards to ensure Inphi products are not sold to unauthorized countries and end-users. Inphi has adopted an export control policy and technology control guidelines to implement procedures that ensure Inphi’s compliance with the U.S. export laws and regulations. Inphi screens its customers to determine risk of export to a prohibited country or an end-user. Inphi does not process purchase orders that require export of Inphi products to embargoed or sanctioned countries. Inphi’s standard terms and conditions in purchase orders and other customer agreements explicitly require the customer to comply with U.S. export regulations that controls the export of products purchased from Inphi.

2.

Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.─ designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

As set forth in the response above, Inphi is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or governments or entities they control.

3.

Please revise future filings to clarify, whether and, if so, how the registrant has considered the results of the most recent shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act or Rule 14a-20 in determining compensation policies and decisions and, if so, how that consideration has affected the registrant’s executive compensation decisions and policies. We note, in this regard, the disclosure on page 19 of your definitive proxy statement that in 2014 you received slightly more than fifty percent of the votes cast in favor of such proposal and that the compensation committee was “mindful of the level of support that our stockholders expressed for our executive compensation program and decisions.” This statement, in addition to the disclosure in the paragraph that follows, does not appear to adequately address the requirements of Item 402(b)(1)(vii) of Regulation S-K. While such disclosures indicate that the registrant does, in fact, consider the results of the Say-on-Pay vote, it is unclear how it considered those results and how such consideration affected its executive compensation decisions and policies.

Inphi Corporation

2953 Bunker Hill Lane, Suite 300, Santa Clara, CA 95054

408-217-7300 ● Fax 408-217-7350 ● www.inphi.com

Response

The Company confirms that its future applicable filings will include the referenced disclosure as required by Item 402(b)(1)(vii) of Regulation S-K. Specifically, the Company’s future disclosure will clarify whether and how the Company considered the results of its most recent shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act or Rule 14a-20 in determining its compensation policies and decisions and will discuss how such consideration affected the Company’s executive compensation decisions and policies.

* * * * *

In addition to the Company’s responses above, the Company acknowledges and agrees that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 408-217-7383 or via email at rogawa@inphi.com.

Very Truly Yours,

/s/Richard T. Ogawa, Esq.

General Counsel

Inphi Corporation

cc:	Dr. Ford Tamer
Mr. John Edmunds
Allison Leopold Tilley, Esq.
Davina K. Kaile, Esq.

Inphi Corporation

2953 Bunker Hill Lane, Suite 300, Santa Clara, CA 95054

408-217-7300 ● Fax 408-217-7350 ● www.inphi.com